UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 10 May 2022
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SUPPLEMENTARY NOTICE OF ANNUAL GENERAL MEETING
FOR THE YEAR ENDED 31 DECEMBER 2021
Creating
enduring
value
beyond
mining

Gold Fields   Supplementary notice of Annual General Meeting for the year ended 31 December 2021

Supplementary notice of annual general
meeting
NOTICE OF CHANGE OF VENUE AND ADDITIONAL INFORMATION TO ORDINARY RESOLUTION
NUMBER 2
Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/004880/06)
ISIN: ZAE 000018123
Share code: GFI
(hereinafter referred to as Gold Fields or the Company)
PURPOSE AND EFFECT OF THIS SUPPLEMENTARY NOTICE
The notice of the Company’s Annual General Meeting dated 31 March 2022 (Original Notice) provided that the Company’s
Annual General Meeting (AGM) would be held on Wednesday, 1 June 2022 at 12:00, both in person and electronically at
150 Helen Road, Sandown, Sandton.
Therefore, this notice serves to inform shareholders that:
1.
This notice is supplemental to and should be read together with the Original Notice and does not replace the Original
Notice which shall continue to apply, except in as far as it is explicitly amended by this Supplementary Notice.
2.
The AGM will still be held on Wednesday, 1 June 2022 at 12:00 and attendance will remain in person and/or virtually.
3.
The physical venue for the AGM has changed from 150 Helen Road, Sandown, Sandton to the JSE, One Exchange
Square, Gwen Lane, Sandown, Sandton.
4.
THE FOLLOWING ADDITIONAL AMENDMENTS ARE HEREBY MADE TO THE ORIGINAL NOTICE:
4.1
Ordinary resolution number 2 has been updated to include an additional resolution for the election of a non-executive director, Ms MC Bitar, who was appointed to the Board with effect from 1 May 2022, resulting in consequential changes to the order and numbering of ordinary resolution number 2 (page 4 of the Original AGM
Notice);
4.2 The explanatory notes and any other information have been updated as a consequence of the amendment to ordinary resolution number 2 (page 7 and 9 of the Original AGM Notice);
4.3 The updated profile of the directors available for election and re-election (page 9 of the Original AGM Notice)
has been updated;
4.4 Form of Proxy (page 11 of the AGM Notice) has been updated; and
5.
IN ADDITION, THE PHYSICAL ADDRESS OF THE LINK GROUP HAS BEEN UPDATED TO READ AS 10TH FLOOR,
CENTRAL SQUARE, 29 WELLINGTON STREET, LEEDS, LSI 4 DL, ENGLAND.
The Original Notice is available on the Company website with the following link:
https://www.goldfields.com/pdf/investors/integrated-annual-reports/2021/agm-2021.pdf
VENUE OF THE ANNUAL GENERAL MEETING
Notice is hereby given to shareholders that the AGM of Gold Fields for the year ended 31 December 2021 will be held at the JSE, One Exchange Square, Gwen Lane, Sandown, Sandton on Wednesday, 1 June 2022.
The AGM will be a hybrid meeting, in that the AGM will be conducted (i) as a physical meeting, and (ii) as a meeting where shareholders will be entitled to participate in the AGM by way of electronic participation as contemplated in by section
63(2) (a) and (b) of the Companies Act No 71 of 2008 (as amended) (Companies Act), including voting.
Please see link below for the map and directions to the venue:
https://www.google.com/maps/place/Johannesburg+Stock+Exchange/@-26.103349,28.057278,16z/data=!4m5!3m4!1s0x0:
0xfce0aaf50a499471!8m2!3d-26.1033494!4d28.057278?hl=en-US

Gold Fields   Supplementary notice of Annual General Meeting for the year ended 31 December 2021
Supplementary notice of annual general
meeting
continued
ORDINARY RESOLUTION NUMBER 2
On 20 April 2022, the Board announced to shareholders
the appointment of Ms MC Bitar as an independent
executive director effective 1 May 2022.
The changes to the ordinary resolutions, following that
announcement to the shareholders, are limited to ordinary
resolution number 2 to include a resolution for the
election of Ms Bitar to the Board and ordinary resolution
number 2 accordingly now reads in full as follows:
Ordinary resolution 2.1 – 2.2
Election of directors
“Resolved to elect by way of a separate resolution, the
following independent non-executive directors (NEDs)
who were appointed in accordance with the provisions
of clause 18 read with 20.8 of the Company’s MoI, and
who are eligible and available for election as independent
NEDs of the Company:

2.1 Election of Ms MC Bitar, first appointed to the Board
      on 1 May 2022
2.2 Election of Ms JE McGill, first appointed to the Board
on 22 November 2021”
A brief curriculum vitae (CV) of Ms Bitar appears on
page 2 of this Supplementary Notice of the Annual
General Meeting. A brief CV of Ms McGill appears on
page 9 of the Notice of Annual General Meeting, as well
as the AFR and on the Company’s website at
www. goldfields.com/executive-directors.php
.
Ordinary resolution 2.3 – 2.5
Re-election of directors
“Resolved to re-elect, by way of separate resolutions,
the following executive director and NEDs who retire by
rotation and were appointed in accordance with the
provisions of clauses 18.1 or 20.8 of the Company’s
memorandum of incorporation (MoI), and who are all
eligible and available for re-election as executive director and independent NEDs of the Company:
2.3 Re-election of Mr PA Schmidt, first appointed to the
      Board on 1 November 2009
2.4 Re-election of Mr A Andani, first appointed to the
Board on 1 August 2016
2.5 Re-election of Mr PJ Bacchus, first appointed to the
Board on 1 August 2016”
A brief CV of each retiring director appears on page 9
of the Notice of AGM, as well as in the AFR and on the
Company’s website at
www.goldfields.com/executive-directors.php
EXPLANATORY NOTE: ORDINARY
RESOLUTION 2
Further information has been added to inform
shareholders that, on 20 April 2022, the Board
announced to shareholders the appointment of
Ms MC Bitar as an independent non-executive director,
effective 1 May 2022.
BOARD OF DIRECTORS
The Board of Directors on page 9 has been updated to
include Ms Bitar.
BRIEF CURRICULUM VITAE OF DIRECTORS
STANDING FOR ELECTION AND
RE – ELECTION
This section has been updated to include the curriculum
vitae of Ms Bitar, which reads as follows:
Ms Cristina Bitar
NED (appointed 1 May 2022)
MBA – Universidad de Chile and Tulane University (joint
programme); Major in Economics and minor in Sociology
– Dartmouth College.
Experience and expertise: public affairs, strategic
communications, crisis management, corporate
governance and ESG.
Ms Bitar is a Partner and President of Azerta, a leading
communications and public affairs company in Chile and
Peru. She has more than 25 years of experience working
as a consultant, specialising in public affairs, crisis
management, communications and sustainability in
complex regulated and non-regulated businesses.
In addition, she has more than 12 years of board
experience in large publicly traded companies both in
Chile and abroad, with proven experience working within
the mining sector. Ms Bitar previously held various
positions with the Ministry of Economy, Ministry of Foreign
Affairs and Ministry of Finance in Chile.

Gold Fields   Supplementary notice of Annual General Meeting for the year ended 31 December 2021

The Form of Proxy has been updated below to reflect the changes incorporated in ordinary resolution number 2.
Gold Fields Limited
(Registration number 1968/004880/06)
(the Company)
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE000018123
For use by certificated shareholders and ‘own name’ dematerialised shareholders at the AGM of the Company, to be held by way of a hybrid meeting (i.e. both in-person/physical attendance and virtual attendance by shareholders would be permissible) at 12:00 on Wednesday, 1 June 2022, at the JSE, One Exchange Square, Gwen Lane, Sandown, Sandton.
Certificated shareholders or dematerialised shareholders with ‘own name’ registration, and who are entitled to attend and vote at the AGM, are entitled to appoint one or more proxies to attend, speak and vote in their stead.
Dematerialised shareholders, other than dematerialised shareholders with ‘own name’ registration, must not return this form of proxy to the transfer secretaries or deliver it to the Chairperson of the AGM. Dematerialised shareholders, other than dematerialised shareholders with ‘own name’ registration, should instruct their Central Securities Depositary
Participant (CSDP) or broker as to what action they wish to take. This must be done in the manner and time stipulated in the agreement entered into between them and their CSDP or broker.
I/we (name in block letters) ________________________________________________________________________
of (address in block letters) ________________________________________________________________________
being the holder/s of _______________________________ (insert number of securities in respect of which you are entitled to exercise voting rights) ordinary shares in the issued share capital of the Company hereby appoint
_________________________ of _____________________________________________ or, failing him/her
_________________________ of ____________________________________________ or, failing him/her, the Chairperson of the AGM, as my/our proxy, to attend, speak on my/our behalf at the AGM to be held in person/physical attendance and virtual attendance, on Wednesday, 1 June 2022, at 12:00 South African time, and at any adjournment thereof, and to vote or abstain from voting on my/our behalf on the resolutions to be proposed at such AGM, with or without modification, as follows:
Resolution
For
Against Abstain
Ordinary resolution number 1
Appointment of PwC as the auditors of the Company
Ordinary resolution number 2
Ordinary resolution number 2.1
Election of a director: Ms MC Bitar
Ordinary resolution number 2.2
Election of a director: Ms JE McGill
Ordinary resolution number 2.3
Re-election of a director: Mr PA Schmidt
Ordinary resolution number 2.4
Re-election of a director: Mr A Andani
Ordinary resolution number 2.5
Re-election of a director: Mr PJ Bacchus
Ordinary resolution number 3
Ordinary resolution number 3.1
Re-election of a member and Chairperson of the Audit Committee: Ms PG Sibiya
Ordinary resolution number 3.2
Re-election of a member of the Audit Committee: Mr A Andani
Ordinary resolution number 3.3
Re-election of a member of the Audit Committee: Mr PJ Bacchus
Ordinary resolution number 4
Approval for the issue of authorised but unissued ordinary shares
Ordinary resolution number 5
Ordinary resolution number 5.1
Advisory endorsement of the Remuneration Policy
Form of proxy

Gold Fields   Supplementary notice of Annual General Meeting for the year ended 31 December 2021
Form of proxy
continued
Resolution
For
Against Abstain
Ordinary resolution number 5.2
Advisory implementation of the Remuneration Implementation Report
Special resolution number 1
Approval for the issuing of equity securities for cash
Special resolution number 2
Approval of the remuneration of NEDs
Special resolution number 2
Approval of the remuneration of NEDs
Special resolution number 2.1
The Chairperson of the Board (all-inclusive fee)
Special resolution number 2.2
The Lead Independent Director of the Board (all-inclusive fee)
Special resolution number 2.3
The Chairperson of the Audit Committee
Special resolution number 2.4
The Chairpersons of the Capital Projects, Control and Review Committee, Nominating and
Governance Committee, Remuneration Committee, Risk Committee, SET Committee and
SHSD Committee (excluding the Chairperson and Lead Independent Director of the Board)
Special resolution number 2.5
Members of the Board (excluding the Chairperson and Lead Independent Director of the
Board)
Special resolution number 2.6
Members of the Audit Committee (excluding the Chairperson of the Audit Committee and
Lead Independent Director of the Board)
Special resolution number 2.7
Members of the Capital Projects, Control and Review Committee, Nominating and
Governance Committee, Remuneration Committee, Risk Committee, SET Committee and
SHSD Committee (excluding the Chairpersons of these Committees, Chairperson and Lead
Independent Director of the Board)
Special resolution number 2.8
Chairperson of an ad hoc committee (per meeting chaired)
Special resolution number 2.9
Member of an ad hoc committee (per meeting attended)
Special resolution number 3
Approval for the Company to grant inter-Group financial assistance in terms of sections 44 and 45 of the Companies Act
Special resolution number 4
Acquisition of the Company’s own shares
Every person entitled to vote who is present at the AGM shall be entitled to:
(i)
One vote, irrespective of the number of shares such person holds or represents, provided that a proxy shall, irrespective of the number of shareholders they represent, have only one vote
(ii)
That proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by the shareholder bears to the aggregate amount of the nominal value of all shares issued by the Company in respect of every matter that may be decided by polling
A proxy may not delegate his/her authority to act on his/her behalf to another person (see note 11).
This proxy form will lapse and cease to be of force and effect immediately after the Company’s AGM and any adjournment(s) thereof, unless it is revoked earlier (as to which see notes on page 5).
Signed at _______________________________ on _______________________________________ 2022
(Name in block letters) ____________________________________________________________________
Signature _____________________________________________________________________________
Assisted by me (where applicable) ____________________________________________________________
This proxy form is not for use by holders of American Depository receipts issued by the Bank of New York Mellon.
Please read the notes and instructions.

Gold Fields   Supplementary notice of Annual General Meeting for the year ended 31 December 2021

Summary of holders’ rights in respect of proxy appointments as set out in sections 56 and 58 of the Companies Act and notes to the Form of Proxy
•   Section 56 grants voting rights to holders of beneficial interest in certain circumstances, namely if the beneficial interest includes the right to vote on the matter, and the person’s name is on the Company’s register of disclosures as the holder of a beneficial interest. A person who has a beneficial interest in any securities that are entitled to be voted on by him/ her, may demand a proxy appointment from the registered holder of those securities, to the extent of that person’s beneficial interest, by delivering such a demand to the registered holder, in writing, or as required by the applicable requirements of a central securities depository
•   A proxy appointment must be in writing, dated and signed by the person appointing the proxy
•   Forms of Proxy must be delivered to the Company before a proxy may exercise any voting rights at the AGM, either by returning them to Computershare at
Rosebank Towers, 15 Biermann Avenue, Rosebank, Johannesburg, or proxy@computershare.co.za; or to Link Group, 10th Floor, Central Square,
29 Wellington Street, Leeds, LSI 4 DL, England or shareholderenquiries@linkgroup.co.uk. The Forms of Proxy must be received on or before 13:00 on Monday, 30 May 2022. Forms can be emailed to anre.weststrate@goldfields.com, to be received at the aforementioned time and date
•   Each person entitled to exercise any voting rights at the AGM may appoint a proxy or proxies to attend, speak, vote or abstain from voting in place of that holder
•   A person entitled to vote may insert the name of a proxy or the name of an alternative proxy of the holder’s choice in the space provided, with or without deleting the Chairperson of the AGM. Any such deletion must be initialled. The person whose name stands first on the Form of Proxy and who is present at the
AGM shall be entitled to act as proxy to the exclusion of the person whose name follows as an alternative. In the event that no names are indicated, the proxy shall be exercised by the Chairperson of the AGM
•   An ‘X’ in the appropriate box indicates that all your voting rights are exercisable by that holder. If no instructions are provided in the Form of Proxy, in accordance with the above, then the proxy shall be entitled to vote or abstain from voting at the AGM, as the proxy deems fit in respect of all your voting rights exercisable thereat, but if the proxy is the Chairperson, failure to provide instructions to the proxy in accordance with the above will be deemed to authorise the proxy to vote only in favour of the resolution
•   You or your proxy are not obliged to exercise all your voting rights exercisable, but the total of the voting rights cast may not exceed the total of the voting rights exercisable by you
•   Your authorisation to the proxy, including the Chairperson of the AGM, to vote on your behalf, shall be deemed to include the authority to vote on procedural matters at the AGM
•   The completion and lodging of this Form of Proxy will not preclude you from attending the AGM and speaking and voting in person thereat, to the exclusion of any proxy appointed in terms hereof, in which case the appointment of any proxy will be suspended to the extent that you choose to act in person in the exercise of your voting rights at the AGM
•   The Company’s MoI does not permit delegation by a proxy
•   Documentary evidence establishing the authority of a person attending the AGM on your behalf in a representative capacity or signing this Form of Proxy in a representative capacity must be attached to this form
•   The Company will accept an original and valid ID and/or passport and/or driver’s licence as satisfactory identification
•   Any insertions, deletions or alterations to this form must be initialled by the signatory (signatories)
•   The appointment of a proxy is revocable unless you expressly state otherwise in the Form of Proxy
•   You may revoke the proxy appointment by:
     –
Cancelling it in writing, or making a later, inconsistent appointment of a proxy, and
     –
Delivering a copy of the revocation instrument to the proxy and to the Company at its premises, or at Rosebank Towers, 15 Biermann Avenue, Rosebank,
Johannesburg, or posted to PO Box 61051, Marshalltown, 2107, or emailed to proxy@computershare.co.za for the attention of Computershare, or to
Link Group, 10th Floor, Central Square, 29 Wellington Street, Leeds, LSI 4 DL, England, or emailed to shareholdersenquiries@linkgroup.co.uk to be received before the replacement proxy exercises any of your rights at the AGM, or by presenting it to a representative of Computershare;
electronically before the commencement of the AGM at proxy@computershare.co.za; alternatively at anre.weststrate@goldfields.com before the electronic AGM
•
The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy’s authority to act on your behalf at the later of (i) the date stated in the revocation instrument, if any; or (ii) the date on which the revocation instrument is delivered as aforesaid
•
If this Form of Proxy has been delivered to the Company in accordance with the third paragraph of these instructions then, as long as that appointment remains in effect, any notice that is required by the Companies Act or the Company’s MoI to be delivered by the Company to the holder of the voting rights must be delivered by the Company to:
     a) The holder, or
     b) The proxy, if the holder has:
(i) Directed the Company to do so, in writing, and
(ii) Paid any reasonable fee charged by the Company for doing so
•
In terms of section 56 of the Companies Act, the registered holder of any shares in which any person has a beneficial interest, must deliver to each such person a notice of any meeting of the Company at which those shares may be voted on, within two business days after receiving such a notice from the Company
NOTES
•   The content of the Original Notice will remain in all respects valid, and save as expressly set out in this supplementary notice, has not changed.
•   The notes and instructions on participating and voting and appointing a proxy contained in the Original Notice continue to apply,
•   Shareholders who are entitled to attend, participate in and vote at the AGM to be held by electronic communication are reminded that they are entitled to appoint a proxy to attend, participate in and vote at the AGM in place of such shareholder, provided that, in doing so, such shareholder completes the Form of
Proxy (at pages
3 and 4 of the Supplementary Notice) and follows the prescribed procedures in respect thereof at page 5 of the Supplementary Notice. A proxy need not also be a shareholder of the Company.
•   Every person entitled to vote who is present at the AGM shall be entitled to: (i) one vote on a show of hands, irrespective of the number of shares such person holds or represents, provided that a proxy shall, irrespective of the number of shareholders they represent, have only one vote; and (ii) that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by the shareholder bears to the aggregate amount of the nominal value of all shares issued by the Company in respect of every matter that may be decided by polling.
By order of the directors
Anré Weststrate
Secretary
Johannesburg
6 May 2022

www.goldfields.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated:

May
2022
By:
/s/
C
I
Griffith
Name:
CI
Griffith
Title:
Chief
Executive
Officer